THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 15, 2010

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Calibert Explorations, Ltd. Form 8-K filed October 30, 2009 Form 8-K filed December 2, 2009 Form 8-K filed March 10, 2010 File No. 000-53346

Dear Mr. Hiller:

Please be advised that I represent Calibert Explorations, Ltd., a Nevada corporation (the “Registrant”).  In response to your letter of comments dated March 11, 2010, please be advised as follows:

The plan to purchase the assets of Megalink was rescinded.   Primarily and in summary it was rescinded as a result of Megalin’s inability to produced the financial information required by Reg. S-X.  As a result of the foregoing, it appears that 1.a. and 1.b. are now moot.

With respect to comment 1.c., the information is being compiled.  Since the Registrant has not changed its business direction, most the of information will be incorporated by reference from its previous reports filed with the SEC.

With respect to comment 2:

1.	The plan to purchase the assets of Megalink was rescinded as a result of Megalink’s inability to produced the financial information required by Reg. S-X.

Mr. Karl Hiller
Branch Chief
RE:	Calibert Explorations, Ltd.
File No. 000-53346
March 15, 2010
Page 2

2.     Pursuant to the provisions of B.4. of the General Instructions to Form 8-K, “Copies of agreements, amendments or other documents or instruments required to be filed pursuant to Form 8-K are not required to be filed or furnished as exhibits to the Form 8-K (our emphasis supplied) unless specifically required to be filed or furnished by the applicable item.”  There being no requirement in Item 1.01 that the Rescission Agreement be filed with the Form 8-K, the Rescission Agreement will be filed as an exhibit to the Registrant’s Form 10-K for the period ended November 30, 2009.   With respect to the alleged “delinquency in filing” of the Form 8-K, while the agreement is dated February 23, 2010, the Registrant did not receive the executed Rescission Agreement from Megalink until March 9, 2010.

If you have questions or comments or wish to discuss this matter further, please feel free to contact me, otherwise the Registrant anticipates filing its amended Form 8-K on or about March 24, 2010.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

By:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb